The information in this pricing supplement is not complete and may be changed

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-85646

Subject to completion
Preliminary Pricing Supplement dated September 6, 2005

Pricing Supplement to the Prospectus dated July 1, 2002 and the Prospectus Supplement dated September 6, 2005

$
BARCLAYS BANK PLC
iPathSM Index-Linked Securities due , 2015
Linked to the GSCI® Total Return Index
Medium-Term Notes, Series A, No.

The Securities do not guarantee any return of principal at maturity and do not pay any interest during their term. Instead, you will receive a cash payment at maturity or early redemption based on the performance of the GSCI® Total Return Index™, minus an investor fee. The principal terms of the Securities are as follows:

Underlying Index: The return on the Securities is linked to the performance of the GSCI® Total Return Index™ (the “Index”). The Index reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the Goldman Sachs Commodity Index® (the “GSCI®”), plus the Treasury Bill rate of interest that could be earned on funds committed to the trading of the underlying contracts. The GSCI® is a production-weighted index of the prices of a diversified basket of futures contracts on physical commodities traded on trading facilities in major industrialized countries. Both the GSCI® and the Index are designed and calculated by Goldman, Sachs & Co. (the “Index Sponsor”).

Payment at Maturity: If you hold your Securities to maturity, you will receive a cash payment at maturity equal to the principal amount of your Securities times the index factor on the Final Valuation Date minus the investor fee on the Final Valuation Date.

Secondary Market: We plan to apply to list the Securities on the New York Stock Exchange. If our application is approved and an active secondary market in the Securities develops, we expect that investors will purchase and sell the Securities primarily in this secondary market.

Early Redemption: Subject to the notification requirements described below, you may redeem your Securities on any Redemption Date during the term of the Securities. If you redeem your Securities, you will receive a cash payment equal to the principal amount of your Securities times the index factor on the applicable Valuation Date minus the investor fee on the applicable Valuation Date. You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date.

Redemption Mechanics: In order to redeem your Securities on a Redemption Date, you must deliver a notice of redemption to us via email by no later than 11:00 a.m. on the business day prior to the applicable Valuation Date and follow the procedures set forth under “Specific Terms of Your Security – Redemption Procedures”. If you fail to comply with these procedures, your notice will be deemed ineffective.

Valuation Date: Valuation Date means each Thursday from    , 2005 to    , 2015, inclusive or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days. We refer to Thursday,    , 2015, as the “Final Valuation Date”.

Redemption Date: A Redemption Date is the third business day following a Valuation Date (other than the Final Valuation Date).

Trade Date:    , 2005.

Index Factor: The index factor on any given day will be equal to the value of the Index on that day divided by the initial index level. The initial index level is the value of the index on the Trade Date.

Investor Fee: The investor fee is equal to 0.75% per year times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the Trade Date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365.

Because the investor fee reduces the amount of your return at maturity or upon redemption, the value of the Index must increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon redemption. If the value of the Index decreases or does not increase sufficiently, you will receive less than the principal amount of your investment at maturity or upon redemption.

Trading Day: A trading day is a day on which (i) the value of the Index is published by the Index Sponsor, (ii) trading is generally conducted on the New York Stock Exchange and (iii) trading is generally conducted on the markets on which the futures contracts underlying the GSCI® are traded, in each case as determined by the calculation agent in its sole discretion.

Listing: We plan to apply to list the Securities on the New York Stock Exchange.

You may lose some or all of your principal if you invest in the Securities. See “Risk Factors” beginning on page PS-    of this pricing supplement for risks relating to an investment in the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Securities. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Securities are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission(1)	Proceeds to Barclays Bank PLC

Per Security	100%	—	100%
Total	$	—	$

(1)Barclays Capital Inc. and Barclays Global Investors Services, affiliates of Barclays Bank PLC and members of the National Association of Securities Dealers (“NASD”), may receive all or a portion of the investor fee described above.

Barclays Capital

Pricing Supplement dated           , 2005

TABLE OF CONTENTS

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-6
THE INDEX	PS-12
VALUATION OF THE SECURITIES	PS-21
SPECIFIC TERMS OF THE SECURITIES	PS-21
USE OF PROCEEDS AND HEDGING	PS-27
CAPITALIZATION OF BARCLAYS BANK PLC	PS-28
SUPPLEMENTAL TAX CONSIDERATIONS	PS-29
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-30
ANNEX A	A-1
ANNEX B	B-1

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
RISK FACTORS RELATING TO INDEXED NOTES	S-9
RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
TAX CONSIDERATIONS	S-13
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-24
PLAN OF DISTRIBUTION	S-24
VALIDITY OF SECURITIES	S-26

PROSPECTUS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
PRESENTATION OF FINANCIAL INFORMATION	3
THE BARCLAYS BANK GROUP	3
USE OF PROCEEDS	3
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF PREFERENCE SHARES	26
DESCRIPTION OF AMERICAN DEPOSITARY SHARES	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	38
PLAN OF DISTRIBUTION	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	53
WHERE YOU CAN FIND MORE INFORMATION	53
FURTHER INFORMATION	54
VALIDITY OF SECURITIES	54
EXPERTS	54
EXPENSES OF ISSUANCE AND DISTRIBUTION	54

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Securities, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Securities. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated July 1, 2002, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 6, 2005, which supplements the prospectus.

We may, without your consent, create and issue additional securities having the same terms and conditions as the Securities. We may consolidate the additional securities to form a single series with the outstanding Securities.

This section summarizes the following aspects of the Securities:

•	What are the Securities and how do they work?
•	What are some of the risks of the Securities?
•	Is this the right investment for you?
•	What are the tax consequences?
•	How do the Securities perform at maturity?

What Are the Securities and How Do They Work?

The Securities are medium-term notes that are uncolleralized debt securities and are linked to the performance of the Index. The Securities will be issued in principal amounts of $50.

The Index is designed to be a diversified benchmark for physical commodities as an asset class. The Index reflects the excess returns that are potentially available through an unleveraged investment in the futures contracts comprising the GSCI® plus the Treasury Bill rate of interest that could be earned on funds committed to the trading of the underlying contracts. The GSCI® is a proprietary index on a production-weighted basket of futures contracts on physical commodities traded on trading facilities in major industrialized countries. Both the Index and the GSCI® are designed and calculated by Goldman, Sachs & Co. (the “Index Sponsor”). The Securities provide a degree of diversification to the commodities sector through exposure to the return on the Index components.

If you have not previously redeemed your Securities, you will receive a cash payment at maturity equal to the principal amount of your Securities times the index factor on the Final Valuation Date minus the investor fee on the Final Valuation Date. Prior to maturity, you may, subject to certain restrictions, redeem your Securities on any Redemption Date during the term of the Securities, provided that you present at least 50,000 Securities for redemption, or your broker or other financial intermediary bundles your Securities for redemption with those of other investors to reach this minimum. If you choose to redeem your Securities on a Redemption Date, you will receive a cash payment on such date equal to the principal amount of your Securities times the index factor on the applicable Valuation Date minus the investor fee on the applicable Valuation Date.

The index factor on any given day will be equal to the closing value of the Index on that day divided by the initial index level. The initial index level is the closing value of the Index on the Trade Date.

The investor fee is equal to 0.75% per year times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the Trade Date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365.

A Valuation Date is each Thursday from    , 2005 to    , 2015 inclusive or, if such date is not a trading day, the next succeeding trading day. A Redemption Date is the third business day following a Valuation Date.

We will not pay you interest during the term of the Securities.

For a further description of how your payment at maturity will be calculated, see “ – How Do the Securities Perform at Maturity? – Hypothetical

Examples” below and “Specific Terms of the Securities” in this pricing supplement.

Because the investor fee reduces the amount of your return at maturity or upon redemption, the value of the Index must increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon redemption. If the value of the Index decreases or does not increase sufficiently, you will receive less than the principal amount of your investment at maturity or upon redemption.

How do you redeem your Securities?

We plan to apply to list the Securities on the New York Stock Exchange. If our application is approved and an active secondary market in the Securities develops, we expect that investors will purchase and sell the Securities primarily in this secondary market.

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps:

•

deliver a notice of redemption, which is attached as Annex A, to us via email by no later than 11:00 a.m. New York time on the business day prior to the applicable Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption, which is attached as Annex B;

•

deliver the signed confirmation of redemption to us via facsmile in the specified form by 4:00 p.m. New York time on the same day. We must acknowledge receipt in order for your confirmation to be effective; and

•	transfer your book-entry interest in your Securities to the trustee on our behalf at or prior to 10:00 a.m. on the applicable Redemption Date (the third business day following the Valuation Date).

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the Securities in respect of such deadlines. If we do not receive your notice of redemption by 11:00 a.m., or your confirmation of redemption by 4:00 p.m., on the business day prior to the applicable Valuation Date, your notice will not be effective and we will not redeem your Securities on the applicable Redemption Date.

If you elect to redeem your Securities, we may request that Barclays Capital Inc. purchase the Securities for the cash amount that would otherwise have been payable by us upon redemption. In this case, we will remain obligated to redeem your Securities if Barclays Capital Inc. fails to purchase your Securities. Any Securities purchased by Barclays Capital Inc. may remain outstanding.

What are some of the risks of the Securities?

An investment in the Securities involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

•

Commodity Market Risk – The return on the Securities is linked to the performance of the Index which, in turn, is linked to the prices of the Index components. Commodity prices may change unpredictably, affecting the value of the Index components and, consequently, the value of your Securities in unforeseeable ways.

•

Limited Portfolio Diversification – The Index components are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

•	No Interest Payments – You will not receive any periodic interest payments on the Securities.

•

Uncertain Principal Repayment – If the value of the Index decreases, or does not increase by an amount greater than the investor fee applicable to your Securities, you will receive less than your original investment in the Securities.

•

A Trading Market for the Securities May Not Develop – Although we plan to apply to list the Securities on the New York Stock Exchange, a trading market for your Securities does not currently exist and may not develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. We are not required to maintain any listing of the Securities on the New York Stock Exchange or any other exchange.

Is This the Right Investment for You?

The Securities may be a suitable investment for you if:

•	You are willing to accept the risk of fluctuations in commodities prices in general and prices of the Index components in particular.

•	You believe the value of the Index will increase by an amount sufficient to offset the investor fee during the term of the Securities.

•	You do not seek current income from this investment.

•	You seek an investment with a return linked to the performance of the Index.

The Securities may not be a suitable investment for you if:

•	You are not willing to be exposed to fluctuations in commodities prices in general and prices of the Index components in particular.

•	You believe the value of the Index will decrease or will not increase by an amount sufficient to offset the investor fee during the term of the Securities.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You seek current income from your investment.

•	You seek a guaranteed return of principal.

What Are the Tax Consequences?

Absent an administrative or judicial ruling to the contrary, you should treat the Securities for all tax purposes as a pre-paid contract with respect to the Index. If the Securities are so treated, you will recognize capital gain or loss upon the sale, redemption or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and your tax basis in the Securities.

The United States federal income tax consequences of your investment in the Securities are uncertain. In the opinion of our counsel, Sullivan & Cromwell LLP, your Securities should be treated as described above, but it is possible that the Internal Revenue Service may assert an alternative treatment. Because of this uncertainty, we urge you to consult your own tax advisor as to the tax consequences of your investment in the Securities.

How Do the Securities Perform?

Set forth below is an explanation of the steps necessary to calculate the payment on the Securities at maturity or upon redemption.

Step 1: Calculate the investor fee

The investor fee is equal to 0.75% per year times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the Trade Date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365.

Step 2: Calculate the payment

You will receive a cash payment at maturity or upon redemption, as applicable, equal to the principal amount of your Securities times the index factor on the applicable Valuation Date minus the investor fee on the applicable Valuation Date.

Because the investor fee reduces the amount of your return at maturity or on redemption, the value of the Index must increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon redemption of your Securities. If the value of the Index decreases or does not increase sufficiently, you will receive less than the principal amount of your investment at maturity or upon redemption of your Securities.

Hypothetical Examples

The following examples show how the Securities would perform in hypothetical circumstances. We have included two examples in which the Index has increased by 100% at maturity, as well as two examples in which the Index has decreased by 10% at maturity. These examples highlight the behavior of the investor fee in different circumstances. Because the investor fee is a weighted average measure, the absolute level of the investor fee will be dependent upon the path taken by the Index to arrive at its ending level. The figures in these examples have been rounded for convenience.

Assumptions:

Yearly Fee	Days	Principal	Starting Index

0.75%	365	$ 50.00	7204.7

A	B	C	D	E	F
Year End	Average Yearly Index Level	Average Yearly Index Factor	Average Yearly Fee	Investor Fee	Average Net Intrinsic Value of Securities

A	B	B / Starting Index	C Í Principal Í 0.75%	Running Total of D	(Principal Í C) - E

0	7204.7	1.00	$0.00	$0.00	$50.00
1	9005.9	1.25	$0.47	$0.47	$62.03
2	9510.2	1.32	$0.50	$0.96	$65.04
3	11887.8	1.65	$0.62	$1.58	$80.92
4	12536.2	1.74	$0.65	$2.24	$84.77
5	15201.9	2.11	$0.79	$3.03	$102.47
6	16931.0	2.35	$0.88	$3.91	$113.59
7	14337.4	1.99	$0.75	$4.65	$94.85
8	15490.1	2.15	$0.81	$5.46	$102.04
9	16282.6	2.26	$0.85	$6.31	$106.69
10	14409.4	2.00	$0.75	$7.06	$92.94

				Total Return	85.89%

A	B	C	D	E	F
Year End	Average Yearly Index Level	Average Yearly Index Factor	Average Yearly Fee	Investor Fee	Average Net Intrinsic Value of Securities

A	B	B / Starting Index	C Í Principal Í 0.75%	Running Total of D	(Principal Í C) - E

0	7204.7	1.00	$0.00	$0.00	$50.00
1	6628.3	0.92	$0.35	$0.35	$45.66
2	5619.7	0.78	$0.29	$0.64	$38.36
3	6124.0	0.85	$0.32	$0.96	$41.54
4	8861.8	1.23	$0.46	$1.42	$60.08
5	9366.1	1.30	$0.49	$1.91	$63.10
6	11887.8	1.65	$0.62	$2.52	$79.98
7	11095.2	1.54	$0.58	$3.10	$73.90
8	12896.4	1.79	$0.67	$3.77	$85.73
9	13256.6	1.84	$0.69	$4.46	$87.54
10	14409.4	2.00	$0.75	$5.21	$94.79

				Total Return	89.58%

Hypothetical Examples

A	B	C	D	E	F
Year End	Average Yearly Index Level	Average Yearly Index Factor	Average Yearly Fee	Investor Fee	Average Net Intrinsic Value of Securities

A	B	B / Starting Index	C Í Principal Í 0.75%	Running Total of D	(Principal Í C) - E

0	7204.7	1.00	$0.00	$0.00	$50.00
1	8717.7	1.21	$0.45	$0.45	$60.05
2	8285.4	1.15	$0.43	$0.89	$56.62
3	10302.7	1.43	$0.54	$1.42	$70.08
4	9798.4	1.36	$0.51	$1.93	$66.07
5	7925.2	1.10	$0.41	$2.34	$52.66
6	8501.5	1.18	$0.44	$2.79	$56.21
7	8717.7	1.21	$0.45	$3.24	$57.26
8	7709.0	1.07	$0.40	$3.64	$49.86
9	7348.8	1.02	$0.38	$4.02	$46.98
10	6484.2	0.90	$0.34	$4.36	$40.64

				Total Return	–18.72%

A	B	C	D	E	F
Year End	Average Yearly Index Level	Average Yearly Index Factor	Average Yearly Fee	Investor Fee	Average Net Intrinsic Value of Securities

A	B	B / Starting Index	C Í Principal Í 0.75%	Running Total of D	(Principal Í C) - E

0	7204.7	1.00	$0.00	$0.00	$50.00
1	6988.6	0.97	$0.36	$0.36	$48.14
2	6628.3	0.92	$0.35	$0.71	$45.29
3	6916.5	0.96	$0.36	$1.07	$46.93
4	6340.1	0.88	$0.33	$1.40	$42.60
5	6268.1	0.87	$0.33	$1.73	$41.78
6	6124.0	0.85	$0.32	$2.04	$40.46
7	5691.7	0.79	$0.30	$2.34	$37.16
8	6051.9	0.84	$0.32	$2.66	$39.35
9	6196.0	0.86	$0.32	$2.98	$40.02
10	6484.2	0.90	$0.34	$3.32	$41.69

				Total Return	–16.63%

RISK FACTORS

The Securities are unsecured promises of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities. The return on the Securities is linked to the performance of the Index. Investing in the Securities is not equivalent to investing directly in Index components or the Index itself. See “The Index” below for more information.

This section describes the most significant risks relating to an investment in the Securities. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Securities.

Even if the Value of the Index at Maturity or upon Redemption Exceeds the Initial Index Level, You May Receive Less than the Principal Amount of your Securities

Because the investor fee reduces the amount of your return at maturity or upon redemption, the value of the Index must increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon redemption of your Securities. If the value of the Index decreases or does not increase sufficiently to offset the investor fee, you will receive less than the principal amount of your investment at maturity or upon redemption of your Securities.

You Will Not Benefit from any Increase in the Value of the Index If Such Increase is Not Reflected in the Value of the Index on the Applicable Valuation Date

If the Index does not increase by an amount sufficient to offset the investor fee between the Trade Date and the applicable Valuation Date, we will pay you less than the principal amount of your Securities at maturity or upon redemption. This will be true even if the value of the Index as of some date or dates prior to the applicable Valuation Date would have been sufficiently high to offset the investor fee.

There are Restrictions on the Minimum Number of Securities You May Redeem and on the Dates on Which You May Redeem Them

You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date. You may only redeem your Securities on a Redemption Date if we receive a notice of redemption from you by no later than 11:00 a.m. and a confirmation of redemption by no later than 4 p.m. on the business day prior to the applicable Valuation Date. If we do not receive your notice of redemption by 11:00 a.m., or your confirmation of redemption by 4:00 p.m., on the business day prior the applicable Valuation Date, your notice will not be effective and we will not redeem your Securities on the applicable Redemption Date. Your notice of redemption and confirmation of redemption will not be effective until we confirm receipt. See “Specific Terms of Your Security –Redemption Procedures” for more information. You will have no right to redeem your Securities during the week in which the Securities mature.

The Market Value of the Securities May Be Influenced by Many Unpredictable Factors, Including Volatile Commodities Prices

The market value of your Securities may fluctuate between the date you purchase them and the applicable Valuation Date. You may also sustain a significant loss if you sell the Securities in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the Securities. We expect that generally the value of the Index components and the Index will affect the market value of the Securities more than any other factor. Other factors that may influence the market value of the Securities include:

•	the time remaining to the maturity of the Securities;

•	supply and demand for the Securities, including inventory positions with Barclays Capital Inc. or any other market maker;

•	economic, financial, political, regulatory, geographical, biological, or judicial events that affect the level of the Index or the market price of the Index components; or

•	the creditworthiness of Barclays Bank PLC;

These factors interrelate in complex ways, and the effect of one factor on the market value of your Securities may offset or enhance the effect of another factor.

Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of Your Securities

The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of the Index and, therefore, the value of your Securities.

In making its calculations of the Index, if the relevant trading facility does not publish a settlement price as scheduled, or publishes a settlement price that, in the reasonable judgment of the Index Sponsor, is manifestly incorrect, the Index Sponsor may determine the settlement price in its reasonable judgment. In addition, if any day on which the Index Sponsor calculates the Index is a day on which a relevant trading facility for a futures contract included on the GSCI® is not open, then the Index Sponsor will use the settlement price for such contract as of the last day on which such trading facility was open. In the circumstances described above, the value of the Index and, therefore, the value of your Security may be adversely affected.

Higher Future Prices of the Index components Relative to Their Current Prices May Decrease the Amount Payable at Maturity or Upon Redemption

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts that comprise the GSCI® approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling”. If the market for these contracts is in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. This means that the value of the Index could increase, and therefore, your payment at maturity or upon redemption could increase. While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities reflected in the Index, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Index and, accordingly, decrease the payment you receive at maturity or upon redemption.

Historical Values of the Index or any Index Component Should Not Be Taken as an Indication of the Future Performance of the Index During the Term of the Securities

The actual performance of the Index or any Index component over the term of the Securities, as well as the amount payable at maturity or upon redemption, may bear little relation to the historical values of the Index or the Index components, which have been highly volatile.

Commodity Prices May Change Unpredictably, Affecting the Value of the Index and the Value of Your Securities in Unforseeable Ways

Trading in the Index components is speculative and can be extremely volatile. Market prices of the

Index components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments and changes in interest rates. These factors may affect the value of the Index and the value of your Securities in varying ways, and different factors may cause the prices of the Index components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Changes in the Treasury Bill Rate of Interest May Affect the Value of the Index and Your Securities

Because the value of the Index is linked, in part, to the Treasury Bill rate of interest that could be earned on funds committed to the trading of contracts included on the GSCI®, changes in the Treasury Bill rate of interest may affect the amount payable on your Securities at maturity or upon redemption and, therefore, the market value of your Securities. Assuming the trading prices of the Index components remain constant, an increase in the Treasury Bill rate of interest will increase the value of the Index and, therefore, the value of your Securities. A decrease in the Treasury Bill rate of interest will adversely impact the value of the Index and, therefore, the value of your Securities.

Changes in Our Credit Ratings May Affect The Market Value of Your Securities

Our credit ratings are an assessment of our ability to pay our obligations, including those on the Securities. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your Securities. However, because the return on your Securities is dependent upon certain factors in addition to our ability to pay our obligations on your Securities, an improvement in our credit ratings will not reduce the other investment risks related to your Securities.

You Will Not Receive Interest Payments on the Securities or Have Rights in the Exchange-Traded Futures Contracts Constituting the Index components

You will not receive any periodic interest payments on the Securities. As an owner of the Securities, you will not have rights that investors in the Index components may have. Your Securities will be paid in cash, and you will have no right to receive delivery of any Index components or commodities underlying the Index components.

There May Not Be an Active Trading Market in the Securities; Sales in the Secondary Market May Result in Significant Losses

Although we plan to apply to list the Securities on the New York Stock Exchange, there can be no assurance that our application will be approved or that a secondary market for the Securities will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Securities, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time. We are not required to maintain any listing of the Securities on the New York Stock Exchange or any other exchange.

Trading and Other Transactions by Barclays Bank PLC or Its Affiliates in Instruments linked to the Index or Index components May Impair the Market Value of the Securities

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more of our affiliates may hedge our obligations under the Securities by purchasing Index components (including the underlying physical commodities), futures or options on Index components or the Index, or other derivative instruments with returns linked to the performance of Index components or the Index, and we may adjust these hedges by, among other things, purchasing or selling any of the foregoing. Although they are not expected to, any of these hedging activities may adversely affect the market price of Index components and the value of the Index and, therefore, the market value of the Securities. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Securities declines.

We or one or more of our affiliates may also engage in trading in Index components, futures, options on Index components, the physical commodities underlying the Index components or the Index, and other investments relating to Index components or the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the market price of the Index components or the value of the Index and, therefore, the market value of the Securities. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of any of the foregoing. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Securities.

Our Business Activities May Create Conflicts of Interest

As noted above, we and our affiliates expect to engage in trading activities related to the Index components (including the underlying physical commodities), futures or options on Index components or the Index, or other derivative instruments with returns linked to the performance of Index components or the Index that are not for the account of holders of the Securities or on their behalf. These trading activities may present a conflict between the holders’ interest in the Securities and the interests we and our affiliates will have in our and our affiliates’ proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management. These trading activities, if they influence the value of the Index, could be adverse to the interests of the holders of the Securities. Moreover, we and Barclays Capital Inc. have published and in the future expect to publish research reports with respect to some or all of the Index components and physical commodities generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. The research should not be viewed as a recommendation or endorsement of the Securities in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, Barclays Capital Inc. or our other affiliates may affect the market price of the Index components and the value of the Index and, therefore, the market value of the Securities.

Barclays Bank PLC and its Affiliates Have No Affiliation with Goldman, Sachs & Co. and Are Not Responsible for its Public Disclosure of Information, Which May Change Over Time

We and our affiliates are not affiliated with the Index Sponsor in any way and have no ability to control or predict its actions, including any errors in, or discontinuation of disclosure regarding its methods or policies relating to the calculation of, the Index. The Index Sponsor is not under any obligation to continue to calculate the Index or required to calculate any successor index. If the Index Sponsor discontinues or suspends the calculation of the Index, it may become difficult to determine the market value of the Securities or the amount payable at maturity or upon redemption. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity or upon redemption will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Securities – Market Disruption Event” and “ – Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation” in this pricing supplement.

All disclosure in this pricing supplement regarding the Index, including its make-up, method of calculation and changes in its components, is derived from publicly available information. We have not independently verified this information. You, as an investor in the Securities, should make your own investigation into the Index and the Index Sponsor. The Index Sponsor is not involved in the offer of the Securities in any way and has no obligation to consider your interests as a holder of the Securities.

The Policies of the Index Sponsor and Changes that Affect the Index or the Index components Could Affect the Amount Payable on Your Security and Its Market Value

The policies of the Index Sponsor concerning the calculation of the level of the Index, additions, deletions or substitutions of Index components and the manner in which changes affecting the Index components are reflected in the Index could affect the value of the Index and, therefore, the amount payable on your Security at maturity or upon redemption and the market value of your Security prior to maturity. The amount payable on your Security at maturity or upon redemption and its market value prior to maturity could also be affected if the Index Sponsor changes the policies of the Index, for example by changing the manner in which it calculates the value of the Index, or if it discontinues or suspends calculation or publication of the Index, in which case it may become difficult to determine the market value of the Securities. If events such as these occur, or if the value of the Index is not available or cannot be calculated because of a market disruption event or for any other reason, the calculation agent may be required to make a good faith estimate in its sole discretion of the value of the Index. The circumstances in which the calculation agent will be required to make such a determination are described more fully under “Specific Terms of Your Security – Market Disruption Event”, “– Discontinuation or Modification of the Index” and “– Role of Calculation Agent”.

The GSCI® May in the Future Include Contracts that are Not Traded on Regulated Futures Exchanges

The GSCI® was originally based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). At present, the GSCI® continues to be comprised exclusively of regulated futures contracts. As described below, however, the GSCI® may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the U.S. Commodity Exchange Act of 1936, or other applicable statutes and related regulations, that govern trading on regulated futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities, and the inclusion of such contracts in the GSCI®, may be subject to certain risks not presented by most exchange traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

Changes in the Composition and Valuation of the Index or the GSCI® May Adversely Affect Your Security

The Index Sponsor may make changes over time to the methodologies for determining the composition of the GSCI® or calculating the value of the Index or the GSCI®. Additional commodity futures contracts may satisfy the eligibility criteria for inclusion on the GSCI® and commodity futures contracts currently included in the GSCI® may fail to satisfy such criteria. The weighting factors applied to each included futures contract may change annually, based on changes in commodity production statistics. In addition, the Index Sponsor may modify the methodology for determining the composition and weighting of the GSCI®, for calculating its value in order to assure that the GSCI® represents an adequate measure of market performance or for other reasons, or for calculating the value of the Index or the GSCI®. A number of modifications to the methodology for determining the contracts to be included in the GSCI®, and for valuing the Index and the GSCI®, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the value of your Security.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We will, among other things, decide the amount of the return paid out to you on the Securities at maturity or upon redemption. For a fuller description of the calculation agent’s role, see “Specific Terms of the Securities – Role of Calculation Agent” in this pricing supplement.

The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Index has occurred or is continuing on a Valuation Date, including the Final Valuation Date. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Securities, the calculation agent may have a conflict of interest if it needs to make any such decision.

The Calculation Agent Can Postpone the Determination of the Value of the Index or the Maturity Date or Redemption Date If a Market Disruption Event Occurs on a Valuation Date

The determination of the value of the Index on a Valuation Date, including the Final Valuation Date, may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on such Valuation Date. If such a postponement occurs, then the calculation agent will instead use the closing value of the Index on the first trading day after that day on which no market disruption event occurs or is continuing. In no event, however, will a Valuation Date for the Securities be postponed by more than five trading days. As a result, the maturity date or Redemption Date for the Securities could also be postponed, although not by more than five trading days. If a Valuation Date is postponed until the fifth trading day following the scheduled Valuation Date but a market disruption event occurs or is continuing on such day, that day will nevertheless be the Valuation Date and the calculation agent will make a good faith estimate in its sole discretion of the closing value of the Index for such day. See “Specific Terms of the Securities – Market Disruption Event” in this pricing supplement.

COMMODITY FUTURES MARKETS

Futures contracts on physical commodities and commodity indices are traded on regulated futures exchanges, and physical commodities and other derivatives on physical commodities and commodity indices are traded in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the GSCI® are exchange-traded futures contracts. An exchange-traded futures contract provides for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities provides for the payment and receipt of cash based on the level of the index at settlement or liquidation of the contract. A futures contract provides for a specified settlement month in which the cash settlement is made or in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”).

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin”. This amount varies based on the requirements imposed by the exchange clearing houses, but may be lower than 5% of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent daily payments as the price of the futures contract fluctuates. These payments are called “variation margin” and are made as the existing positions in the futures contract become more or less valuable, a process known as “marking to the market”.

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm, referred to as a “futures commission merchant”, which is a member of the clearing house. The clearing house guarantees the performance of each clearing member that is a party to a futures contract by, in effect, taking the opposite side of the transaction. Clearing houses do not guarantee the performance by clearing members of their obligations to their customers.

Unlike equity securities, futures contracts, by their terms, have stated expirations and, at a specified point in time prior to expiration, trading in a futures contract for the current delivery month will cease. As a result, a market participant wishing to maintain its exposure to a futures contract on a particular commodity with the nearest expiration must close out its position in the expiring contract and establish a new position in the contract for the next delivery month, a process referred to as “rolling”. For example, a market participant with a long position in November crude oil futures that wishes to maintain a position in the nearest delivery month will, as the November contract nears expiration, sell November futures, which serves to close out the existing long position, and buy December futures. This will “roll” the November position into a December position, and, when the November contract expires, the market participant will still have a long position in the nearest delivery month.

Futures exchanges and clearing houses in the United States are subject to regulation by the CFTC. Exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. The structure and nature of trading on non-U.S. exchanges, however, may differ from this description.

THE INDEX

The following is a description of the Index. We have derived all information regarding the Index contained in this pricing supplement, including its make-up, method of calculation, changes in its components and historical performance, from publicly available information. We have not independently verified this information. You, as an investor in the Securities, should make your own investigation into the Index and the Index Sponsor.

This information contained herein with respect to the Index reflects the policies of the Index Sponsor at the date of this pricing supplement. The Index and the policies of the Index Sponsor are subject to change by the Index Sponsor at any time. The Index Sponsor owns the copyright and all other rights to the Index. The Index Sponsor is not involved in the offer of the Securities in any way, has no obligation to consider your interests as a holder of the Securities, and has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index Sponsor discontinuing the Index are described below in the section entitled “Specific Terms of Your Security – Discontinuance or Modification of the Index.”

Current information regarding the market value of the Index is available from the Index Sponsor and numerous public sources. Neither we nor any of our affiliates make any representation that publicly available information about the Index is accurate or complete. In addition, neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the Index.

Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the closing value of the Index is not an indication that the Index is more or less likely to increase or decrease at any time during the term of your Security. It is impossible to predict whether the price of the Index components will rise or fall and you should not take the historical values of the Index as an indication of future performance. We cannot give you any assurance that the future performance of the Index or any Index component will result in you receiving an amount greater than the principal amount of your Securities at maturity or upon redemption. Neither we nor any of our affiliates makes any representation to you as to the performance of the Index.

The Index and the GSCI®

The Index was established in May 1991 and reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the GSCI® plus the Treasury Bill rate of interest that could be earned on funds committed to the trading of the underlying contracts. The value of the Index, on any given day, reflects

•	the price levels of the contracts included in the GSCI® (which represents the value of the GSCI®);

•	the “contract daily return”, which is the percentage change in the total dollar weight of the GSCI® from the previous day to the current day; and

•	the Treasury Bill rate of interest

On any such day, the Treasury Bill rate of interest for purposes of such calculations is the 91-day auction high rate for U.S. Treasury Bills, as reported on Telerate page 56, or any successor page, on the most recent of the weekly auction dates prior to such day.

The GSCI® is a proprietary index on a production-weighted basket of futures contracts on physical commodities traded on trading facilities in major industrialized countries. The GSCI® is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the GSCI® are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities represented in the GSCI® are weighted, on a production basis, to reflect their relative significance (in the view of the Index Sponsor, in consultation with the Policy Committee) to the world economy. The fluctuations in the value of the GSCI® are intended generally to correlate with changes in the prices of such physical commodities in global markets. The value of the GSCI® has been normalized such that its hypothetical level on January 2, 1970 was 100. Futures contracts on the GSCI®, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

The contracts to be included in the GSCI® at any given time must satisfy several sets of eligibility criteria established by Goldman Sachs. First, Goldman Sachs identifies those contracts that meet the general criteria for eligibility. Second, the contract volume and weight requirements are applied and the number of contracts is determined, which serves to reduce the list of eligible contracts. At that point, the list of designated contracts for the relevant period is complete. The composition of the GSCI® is also reviewed on a monthly basis by Goldman Sachs.

Set forth below is a summary of the composition of and the methodology used to calculate the GSCI® as of the date of this pricing supplement. The methodology for determining the composition and weighting of the GSCI® and for calculating its value is subject to modification in a manner consistent with the purposes of the GSCI®, as described below. The Index Sponsor makes the official calculations of the GSCI®. At present, this calculation is performed continuously and is reported on Reuters page GSCI® (or any successor or replacement page) and is updated on Reuters at least once every three minutes during business hours on each day on which the offices of the Index Sponsor in New York City are open for business (a “GSCI Business Day”). The settlement price for the Index is also reported on Reuters page GSCI® (or any successor or replacement page) on each GSCI Business Day between 4:00 p.m. and 6:00 p.m., New York time.

In light of the rapid development of electronic trading platforms and the potential for significant shifts in liquidity between traditional exchanges and such platforms, the Index Sponsor has undertaken a review of both the procedures for determining the contracts to be included in the GSCI®, as well as the procedures for evaluating available liquidity on an intra-year basis in order to provide GSCI® market participants with efficient access to new sources of liquidity and the potential for more efficient trading. In particular, the Index Sponsor is examining the conditions under which an instrument traded on an electronic platform, rather than a traditional futures contract traded on a traditional futures exchange, should be permitted to be included in the GSCI® and how the composition of the GSCI® should respond to rapid shifts in liquidity between such instruments and contracts currently included in the GSCI®. Any changes made to the GSCI® composition or methodology as a result of this examination will be announced by the Index Sponsor and provided in a written statement to any investor upon request to the calculation agent. We do not have any obligation to notify you if the Index Sponsor changes the methodology of calculating the value of the Index or the GSCI®, the composition of the GSCI® or any other policies of the Index Sponsor relevant to the Index.

The Policy Committee

The Index Sponsor has established a Policy Committee to assist it with the operation of the GSCI®. The principal purpose of the Policy Committee is to advise the Index Sponsor with respect to, among other things, the calculation of the GSCI®, the effectiveness of the GSCI® as a measure of commodity futures market performance and the need for changes in the composition or the methodology of the GSCI®. The Policy Committee acts solely in an advisory and consultative capacity. All decisions with respect to the composition, calculation and operation of the GSCI® and the Index are made by the Index Sponsor.

The Policy Committee generally meets in October of each year. Prior to the meeting, the Index Sponsor determines the contracts to be included in the GSCI® for the following calendar year and the weighting factors for each commodity. The Policy Committee’s members receive the proposed composition of the GSCI® in advance of the meeting and discuss the composition at the meeting. The Index Sponsor also consults the Policy Committee on any other significant matters with respect to the calculation and operation of the GSCI®. The Policy Committee may, if necessary or practicable, meet at other times during the year as issues arise that warrant its consideration.

The Policy Committee currently consists of eight persons, three of whom are employees of the Index Sponsor or its affiliates and five of whom are not affiliated with the Index Sponsor.

Composition of the GSCI®

In order to be included in the GSCI®, a contract must satisfy the following eligibility criteria:

(1)	The contract must:

(a) be in respect of a physical commodity (rather than a financial commodity);

(b) have a specified expiration or term, or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

(c) at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

(2)	The commodity must be the subject of a contract that:

(a) is denominated in U.S. dollars; and

(b)

is traded on or through an exchange, facility or other platform (referred to as a “trading facility”) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and:

•

makes price quotations generally available to its members or participants (and, if the Index Sponsor is not such a member or participant, to the Index Sponsor) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

•	makes reliable trading volume information available to the Index Sponsor with at least the frequency required by the Index Sponsor to make the monthly determinations;

•	accepts bids and offers from multiple participants or price providers; and

•	is accessible by a sufficiently broad range of participants.

(3)

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the GSCI®. In appropriate circumstances, however, the Index Sponsor may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

(4)

At and after the time a contract is included in the GSCI®, the daily contract reference price for such contract must be published between 10:00 A.M. and 4:00 P.M., New York City time, on each GSCI® Business Day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and, if the Index Sponsor is not such a member or participant, to the Index Sponsor) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

(5)	Volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

(6)

A contract that is not included in the GSCI® at the time of determination and that is based on a commodity that is not represented in the GSCI® at such time must, in order to be added to the GSCI® at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

(7)

A contract that is already included in the GSCI® at the time of determination and that is the only contract on the relevant commodity included in the GSCI® must, in order to continue to be included in the GSCI® after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $5 billion and at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.

(8)

A contract that is not included in the GSCI® at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI® at such time must, in order to be added to the GSCI® at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $30 billion.

(9)

A contract that is already included in the GSCI® at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI® at such time must, in order to continue to be included in the GSCI® after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $10 billion and at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

(10)

A contract that is already included in the GSCI® at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the GSCI® and each contract’s percentage of the total is then determined.

(11)	A contract that is not included in the GSCI® at the time of determination must, in order to be added to the GSCI® at such time, have a reference percentage dollar weight of at least 0.75%.

(12)	In the event that two or more contracts on the same commodity satisfy the eligibility criteria,

(a)

such contracts will be included in the GSCI® in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the

GSCI® attributable to such commodity exceeding a particular level; and

(b)

if additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the GSCI® attributable to it at the time of determination. Subject to the other eligibility criteria set forth above, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the GSCI® attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the GSCI® attributable to it.

Currently, 24 contracts meet the eligibility requirement for inclusion on the GSCI®.

TABLE 1: Contracts Included in the GSCI® for 2005

Trading Facility	Commodity (Contract)	Ticker	2005 Contract Production Weight	2005 Average Contract Reference Price	2004 Percentage Dollar Weight(1)	2005 Reference Price Dollar Weight	Total Dollar Value Traded (USD bn)	2005 Trading Volume Multiple

CBT	Wheat (Chicago Wheat)	W	16111.75	44.3375/12	3.77%	3.87%	150.7	97.5
KBT	Wheat (Kansas Wheat)	KW	5732.665	45.3525/12	1.55%	1.41%	54.9	97.5
CBT	Corn	C	23731.84	32.0325/12	4.14%	4.11%	321.7	195.5
CBT	Soybeans	S	5883.338	94.695/12	2.89%	3.01%	790.5	655.5
CSC	Coffee “C”	KC	14865.77	8.4215/12	0.67%	0.68%	107.0	395.0
CSC	Sugar #11	SB	288683.9	0.8064/12	1.26%	1.26%	68.0	134.9
CSC	Cocoa	CC	3.0886	18208/12	0.30%	0.30%	35.9	294.5
NYC	Cotton #2	CT	41800.09	7.6717/12	1.74%	1.74%	109.3	157.4
CME	Lean Hogs	LH	57133.69	7.72675/12	2.14%	2.39%	70.2	73.5
CME	Cattle (Live Cattle)	LC	69228.16	9.97225/12	3.90%	3.74%	150.0	100.4
CME	Cattle (Feeder Cattle)	FC	14368.42	11.63275/12	0.81%	0.90%	36.3	100.4
NYM	Oil (No 2 Heating Oil, NY)	HO	116199.7	11.3592/12	7.21%	7.14%	493.0	172.6
PE	Oil (Gasoil)	LGO	206.1135	3434.75/12	3.78%	3.83%	264.4	172.6
NYM	Oil (Unleaded Reg Gas, NY)	HU	114672.6	12.727/12	8.13%	7.90%	545.2	172.6
NYM	Oil (WTI Crude Oil)	CL	11177.65	426.44/12	25.63%	25.79%	1780.5	172.6
PE	Oil (Brent Crude Oil)	LCO	5579.262	389.2/12	11.89%	11.75%	811.1	172.6
NYM	Natural Gas	NG	28271.85	67.228/12	10.53%	10.29%	1003.0	243.8
LME	High Grade Primary Aluminum	IA	31.1452	19635.25/12	3.19%	3.31%	1167.6	882.1
LME	Copper - Grade A	IC	14.58	30645.75/12	2.35%	2.42%	1253.2	1295.8
LME	Standard Lead	IL	6.214	9364.75/12	0.31%	0.31%	82.7	656.4
LME	Primary Nickel	IN	1.078	160029/12	0.91%	0.93%	303.5	812.7
LME	Special High Grade Zinc	IZ	8.626	12164.5/12	0.55%	0.57%	260.7	1147.9
CMX	Gold	GC	81.72721	4794.3/12	2.10%	2.12%	572.5	675.0
CMX	Silver	SI	572.2834	73.831/12	0.22%	0.23%	150.2	1642.2

(1)  Using the ACRP’s for the 2005 Annual Calculation Period.

Copyright 2003-2005 Goldman Sachs &Co. Used by permission.

The quantity of each of the contracts included in the GSCI® is determined on the basis of a five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, the Index Sponsor may calculate the weight of such commodity based on regional, rather than world, production data.

The five-year moving average is updated annually for each commodity included in the GSCI®, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the GSCI® are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, the Index Sponsor performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the GSCI® is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the GSCI® to shift from contracts that have lost substantial liquidity into more liquid contracts during the course of a given year. As a result, it is possible that the composition or weighting of the GSCI® will change on one or more of these monthly Valuation Dates. In addition, regardless of whether any changes have occurred during the year, the Index Sponsor reevaluates the composition of the GSCI® at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the GSCI®. Commodities included in the GSCI® which no longer satisfy such criteria, if any, will be deleted.

The Index Sponsor also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the GSCI® are necessary or appropriate in order to assure that the GSCI® represents a measure of commodity market performance. The Index Sponsor has the discretion to make any such modifications.

Table 2: Historical Composition of the GSCI®

The following table illustrates the changes in the year-end percentage dollar weights of each subsector included in the GSCI® from December 31, 1970 until December 31, 2004.

	Energy	Industrial Metals	Precious Metals	Agriculture	Livestock

31-Dec-70	0.0%	0.0%	0.0%	47.7%	52.3%
31-Dec-71	0.0%	0.0%	0.0%	42.1%	57.9%
31-Dec-72	0.0%	0.0%	0.0%	46.7%	53.3%
31-Dec-73	0.0%	0.0%	0.5%	61.4%	38.1%
31-Dec-74	0.0%	0.0%	0.6%	73.0%	26.4%
31-Dec-75	0.0%	0.0%	0.8%	57.2%	42.0%
31-Dec-76	0.0%	0.0%	0.7%	43.6%	55.7%
31-Dec-77	0.0%	4.6%	0.6%	42.6%	52.1%
31-Dec-78	0.0%	4.3%	3.4%	39.1%	53.1%
31-Dec-79	0.0%	5.3%	7.4%	41.9%	45.4%
31-Dec-80	0.0%	4.0%	6.0%	49.0%	41.0%
31-Dec-81	0.0%	4.4%	4.9%	47.1%	43.7%
31-Dec-82	0.0%	4.0%	5.9%	40.0%	50.0%
31-Dec-83	31.3%	2.3%	3.0%	30.6%	32.8%
31-Dec-84	29.6%	2.2%	3.0%	28.8%	36.3%
31-Dec-85	31.4%	2.4%	3.2%	30.2%	32.8%
31-Dec-86	23.6%	2.8%	4.7%	29.6%	39.3%
31-Dec-87	47.4%	3.5%	3.6%	21.5%	24.1%
31-Dec-88	44.4%	3.4%	2.9%	24.7%	24.6%

	Energy	Industrial Metals	Precious Metals	Agriculture	Livestock

31-Dec-89	52.2%	2.3%	2.5%	20.0%	23.0%
31-Dec-90	57.5%	2.3%	2.2%	16.0%	22.0%
31-Dec-91	48.0%	5.9%	2.4%	21.1%	22.7%
31-Dec-92	48.9%	6.1%	2.4%	18.6%	24.0%
31-Dec-93	39.6%	6.3%	3.0%	24.7%	26.4%
31-Dec-94	48.8%	8.2%	2.6%	20.8%	19.6%
31-Dec-95	53.5%	7.9%	2.6%	25.3%	10.6%
31-Dec-96	61.5%	6.4%	2.4%	19.6%	10.1%
31-Dec-97	55.3%	7.2%	2.4%	24.0%	11.1%
31-Dec-98	46.9%	9.2%	3.8%	28.1%	12.0%
31-Dec-99	60.3%	8.5%	2.6%	18.1%	10.5%
31-Dec-00	66.8%	6.4%	2.0%	16.1%	8.7%
31-Dec-01	58.6%	7.8%	2.8%	19.6%	11.2%
31-Dec-02	67.3%	5.6%	2.5%	16.9%	7.7%
31-Dec-03	66.8%	7.4%	2.5%	17.0%	6.3%
31-Dec-04	71.1%	7.8%	2.2%	12.2%	6.6%

Copyright 2003-2005 Goldman, Sachs & Co. Used by permission.

Contract Expirations

Because the GSCI® is comprised of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations”. The contract expirations included in the GSCI® for each commodity during a given year are designated by the Index Sponsor, provided that each such contract must be an “active contract”. An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the GSCI® will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by the Index Sponsor. If a trading facility ceases trading in all contract expirations relating to a particular contract, the Index Sponsor may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the GSCI®. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the index. If that timing is not practicable, the Index Sponsor will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

Value of the GSCI®

The value of the GSCI® on any given day is equal to the total dollar weight of the GSCI® divided by a normalizing constant that assures the continuity of the GSCI® over time. The total dollar weight of the GSCI® is the sum of the dollar weight of each of the Index components. The dollar weight of each such Index component on any given day is equal to:

•	the daily contract reference price,

•	multiplied by the appropriate CPWs, and

•	during a roll period, the appropriate “roll weights” (discussed below).

The daily contract reference price used in calculating the dollar weight of each Index component on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of the Index Sponsor, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected. However, if the price is not made available or corrected by 4:00 P.M. New York City time, the Index Sponsor, if it deems such action to be appropriate under the circumstances, will determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant GSCI® calculation.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the GSCI®, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight,” divided by the total dollar weight of the GSCI® on the preceding day, minus one.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the GSCI® is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the GSCI® also takes place over a period of days at the beginning of each month (referred to as the “roll period”). On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the GSCI® is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

•	no daily contract reference price is available for a given contract expiration;

•	any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a “Limit Price”);

•

the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time. In that event, the Index Sponsor may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price before the opening of trading on the next day, the Index Sponsor will revise the portion of the roll accordingly; or

•	trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll with respect to the affected contract, will be effected in its entirety on the next day on which such conditions no longer exist.

Value of the Index

The value of the Index on any GSCI Business Day is equal to the product of (1) the value of the Index on the immediately preceding GSCI Business Day multiplied by (2) one plus the sum of the contract daily return and the Treasury Bill return on the GSCI Business Day on which the calculation is made multiplied by (3) one plus the Treasury Bill return for each non-GSCI Business Day since the immediately preceding GSCI Business Day. The Treasury Bill return is the return on a hypothetical investment in the GSCI® at a rate equal to the interest rate on a specified U.S. Treasury Bill. The initial value of the GSCI® was normalized such that its hypothetical level on January 2, 1970 was 100.

Historical Performance

While the following historical performance table is based on the selection criteria and methodology described in this prospectus, the Index was not actually calculated and published prior to May 1, 1991. Accordingly, the following table illustrates:

(i)	on a hypothetical basis, how the Index would have performed from January 2, 1970 to January 2, 1991 based on the selection criteria and methodology described above; and

(ii)	on an actual basis, how the Index has performed from January 2, 1992 onwards.

January 2, 1970	100.00
January 4, 1971	115.78
January 3, 1972	138.90
January 2, 1973	198.45
January 2, 1974	354.32
January 2, 1975	478.50
January 2, 1976	400.02
January 3, 1977	351.05

January 3, 1978	390.02
January 2, 1979	515.25
January 2, 1980	692.40
January 2, 1981	764.66
January 4, 1982	593.61
January 3, 1983	657.98
January 3, 1984	747.23
January 3, 1985	760.67
January 2, 1986	833.67
January 2, 1987	868.83
January 4, 1988	1,105.18
January 3, 1989	1,371.33
January 2, 1990	1,937.46
January 2, 1991	2,346.03
January 2, 1992	2,304.20
January 4, 1993	2,371.27
January 3, 1994	2,111.22
January 3, 1995	2,185.21
January 2, 1996	2,711.25
January 2, 1997	3,591.15
January 2, 1998	3,019.39
January 4, 1999	1,992.32
January 3, 2000	2,766.77
January 2, 2001	4,022.43
January 2, 2002	2,891.27
January 2, 2003	3,819.38
January 2, 2004	4,520.70
January 3, 2005	5,173.25

The historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the value of the Index will increase sufficiently to cause holders of the Securities to receive a payment at maturity or upon redemption equal to or in excess of the principal amount of such Securities.

GSCI® Total Return Index
Historical Performance
12/31/86 - 7/29/05
1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
Dec-86
Dec-87
Dec-88
Dec-89
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
GSCI® Total Return Index
S&P 500 Total Return Index

Source: Bloomberg

Goldman, Sachs & Co.

Goldman, Sachs & Co. has entered into a license agreement granting to Barclays Bank PLC a non-transferable, non-exclusive license to use the Index in connection with the Securities.

The Securities are not sponsored, endorsed or sold by Goldman, Sachs & Co. Goldman, Sachs & Co. makes no representation or warranty, express or implied, to the holders of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities, particularly, or the ability of the Index to track general commodity market performance. The Index is determined, composed and calculated by Goldman, Sachs & Co., as Index Sponsor, without regard to the Securities. Goldman, Sachs & Co. has no obligation to take the needs of the holders of the Securities into consideration in determining, composing or calculating the Index. Goldman, Sachs & Co. is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. Goldman, Sachs & Co. has no obligation or liability in connection with the administration, marketing or trading of the Securities.

GOLDMAN, SACHS & CO., IN ITS CAPACITY AS INDEX SPONSOR, DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. GOLDMAN, SACHS & CO. MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HOLDERS OF THE SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN FOR ANY USE. GOLDMAN, SACHS & CO. MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL GOLDMAN, SACHS & CO. HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Goldman, Sachs & Co. is a leading, global investment banking and securities firm, providing a full range of investing, advisory, and financial services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

All disclosures contained in this pricing supplement regarding the Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information. Neither we nor any of our affiliates assumes any responsibility for the accuracy or completeness of that information.

VALUATION OF THE SECURITIES

The market value of the Securities will be affected by several factors many of which are beyond our control. We expect that generally the value of the Index on any day will affect the market value of the Securities more than any other factors. Other factors that may influence the market value of the Securities include, but are not limited to, supply and demand for the Securities, the volatility of the Index, the market price of the Index components, the Treasury Bill rate of interest, the volatility of commodities prices, economic, financial, political, regulatory, or judicial events that affect the value of the Index or the market price of Index components, the general interest rate environment, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Securities prior to maturity.

SPECIFIC TERMS OF THE SECURITIES

In this section, references to “holders” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Form, Denomination and Legal Ownership of Securities” in the accompanying prospectus supplement and “Description of Debt Securities –

Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Securities. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

We may, without your consent, create and issue additional securities having the same terms and conditions as the Securities. We may consolidate the additional securities to form a single series with the outstanding Securities.

Please note that the information about the price to the public and the proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Securities. If you have purchased the Securities in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Securities in more detail below. References to “Index” mean the Goldman Sachs Commodity Index Excess Return™.

Coupon

We will not pay you interest during the term of the Securities.

Denomination

We will offer the Securities in denominations of $50.

Payment at Maturity

If you hold your Securities to maturity, you will receive a cash payment at maturity that is linked to percentage change in the value of the Index between the Trade Date and the Final Valuation Date. Your cash payment at maturity will be equal to the principal amount of your Securities times the index factor on the Final Valuation Date minus the investor fee on the Final Valuation Date.

The index factor on the Final Valuation Date will be equal to the final index level divided by the initial index level. The initial index level is the closing value of the Index on the Trade Date and the final index level is the closing value of the Index on the Final Valuation Date.

The investor fee is equal to 0.75% per year times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the Trade Date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, the maturity date will be the next following business day. If the fifth business day before this day does not qualify as a Valuation Date (as described below), then the maturity date will be the fifth business day following the Final Valuation Date. The calculation agent may postpone the Final Valuation Date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe market disruption events under “ – Market Disruption Event” below.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Payment Upon Redemption

Prior to maturity, you may, subject to certain restrictions, choose to redeem your Securities on any Redemption Date during the term of the Securities. If you redeem your Securities on a particular Redemption Date, you will receive a cash payment on such date equal to the principal amount of your Securities times the index factor on the relevant Valuation Date minus the investor fee on the relevant Valuation Date. You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date.

The index factor on the relevant Valuation Date is the closing value of the Index on that day divided by the initial index level. The initial index level is the closing value of the Index on the Trade Date.

The investor fee is equal to 0.75% per year times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the Trade Date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365.

A Valuation Date is each Thursday from    , 2005 to    , 2015 inclusive or, if such date is not a trading day, the next succeeding trading day.

A Redemption Date is the third business day following a Valuation Date (other than the Final Valuation Date).

In the event that payment upon redemption is deferred beyond the original Redemption Date, penalty interest will not accrue or be payable with respect to that deferred payment.

Valuation Date

A Valuation Date is each Thursday from    , 2005 to    , 2015 inclusive (or, if such date is not a trading day, the next succeeding trading day), unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the Valuation Date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will any Valuation Date be postponed by more than five trading days.

Redemption Procedures

You may, subject to the minimum redemption amount described above, elect to redeem your Securities on any Redemption Date. To redeem your Securities, you must instruct your broker or other person with whom you hold your Securities to take the following steps:

•

deliver a notice of redemption, which is attached as Annex A, to us via email by no later than 11:00 a.m. New York time on the business day prior to the applicable Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption, which is attached as Annex B;

•

deliver the signed confirmation of redemption to us via facsimile in the specified form by 4:00 p.m. New York time on the same day. We must acknowledge receipt in order for your confirmation to be effective; and

•	transfer your book-entry interest in your Securities to the trustee on our behalf at or prior to 10:00 a.m. on the applicable Redemption Date (the third business day following the Valuation Date).

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the Securities in respect of such deadlines. If we do not receive your notice of redemption by 11:00 a.m., or your confirmation of redemption by 4:00 p.m., on the business day prior to the applicable Valuation Date, your notice will not be effective and we will not redeem your Securities on the applicable Redemption Date.

Because the Securities will be held in book-entry form, only DTC may exercise the redemption right with respect to your Securities. Accordingly, beneficial owners of the Securities that wish to have all or any portion of their Securities redeemed must instruct the participant through which they own their interest to instruct DTC to exercise the redemption right on their behalf by forwarding the official notice of redemption to us in accordance with the time requirements described above. In order to ensure that we receive notices on a particular day, a beneficial owner must so instruct the participant through which it owns its interest before that participant’s deadline for accepting instructions from its customers. All instructions given by beneficial owners to the participants through which they own their interests will be irrevocable.

At the time that such instructions are given, a beneficial owner must also direct the participant through which it owns its interest to transfer its book-entry interest in the related Securities, on DTC’s records, to the Trustee on our behalf.

If you elect to redeem your Securities, we may request that Barclays Capital Inc. purchase the Securities for the cash amount that would otherwise have been payable by us upon redemption. In this case, we will remain obligated to redeem your Securities if Barclays Capital Inc. fails to purchase your Securities. Any Securities purchased by Barclays Capital Inc. may remain outstanding.

Market Disruption Event

As set forth under “– Payment at Maturity” and “– Payment Upon Redemption” above, the calculation agent will determine the index level on each Valuation Date, including the Final Valuation Date. As described above, a Valuation Date may be postponed and thus the determination of the value of the Index may be postponed if the calculation agent determines that, on a Valuation Date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the closing value of the Index on the first trading day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the value of the Index be postponed by more than five trading days.

If the determination of the value of the Index is postponed by five trading days, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the value of the Index will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the value of the Index.

Any of the following will be a market disruption event:

•

a material limitation, suspension or disruption in the trading of any Index component which results in a failure by the trading facility on which the relevant contract is traded to report a daily contract reference price (the price of the relevant contract that is used as a reference or benchmark by market participants);

•

the daily contract reference price for any Index component is a “limit price”, which means that the daily contract reference price for such contract has increased or decreased from the previous day’s daily contract reference price by the maximum amount permitted under the applicable rules or procedures of the relevant trading facility;

•

failure by the Index Sponsor to publish the closing value of the Index or of the applicable trading facility or other price source to announce or publish the daily contract reference price for one or more Index components; or

•

any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following events will not be market disruption events:

•

a limitation on the hours or numbers of days of trading on a trading facility on which any Index component is traded, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision by a trading facility to permanently discontinue trading in any Index component.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “– Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Security outstanding as the principal amount of that Security. Although the terms of the Securities may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Securities. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities –Modification and Waiver” and “ – Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Securities on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the Final Valuation Date, then the default amount will equal the principal amount of the Securities.

Further Issuances

We may issue additional Securities of the same series with identical terms at any time. If there is substantial demand for the Securities, we may issue additional Securities frequently.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Discontinuance or Modification of the Index

If the Index Sponsor discontinues publication of the Index and it or any other person or entity publishes a substitute index that the calculation agent determines is comparable to the Index and approves as a successor index, then the calculation agent will determine the value of the Index and the amount payable at maturity or upon redemption by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index, or that the closing value of the Index is not available because of a market disruption event or for any other reason, on the date on which the value of the Index is required to be determined, or if for any other reason the Index is not available to us or the calculation agent on the relevant date, the calculation agent will determine the amount payable by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the Index, the Index components or the method of calculating the Index has been changed at any time in any respect – including any addition, deletion or substitution and any reweighting or rebalancing of Index components, and whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index components, or is due to any other reason – then the calculation agent will be permitted (but not required) to make such adjustments to the Index or method of calculating the Index as it believes are appropriate to ensure that the value of the Index used to determine the amount payable on the maturity date or upon redemption is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the value of the Index and the amount payable at maturity or upon redemption or otherwise relating to the value of the Index may be made by the calculation agent in its sole discretion. See “Risk Factors” in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the calculation agent.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Securities, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

Initially, we will serve as the calculation agent. We may change the calculation agent after the original issue date of the Securities without notice. The calculation agent will, in its sole discretion, make all determinations regarding the value of the Securities, including at maturity or upon redemption, market disruption events, business days, trading days, the investor fee, the default amount, the initial index level, the final index level, the closing value of the Index on any Valuation Date, the maturity date, Redemption Dates and the amount payable in respect of your Securities at maturity or upon redemption. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Securities for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Securities as described below.

In anticipation of the sale of the Securities, we or our affiliates expect to enter into hedging transactions involving purchases of instruments linked to the Index prior to or on the Trade Date. In addition, from time to time after we issue the Securities, we or our affiliates may enter into additional hedging transactions or unwind those hedging transactions we have entered into. In this regard, we or our affiliates may:

•

acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to some or all of the Index components (including the underlying physical commodities), the Index or the GSCI®;

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to the level of other similar market indices, contracts or commodities; or

•	any combination of the above two.

We or our affiliates may acquire a long or short position in securities similar to the Securities from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge positions on or before the Final Valuation Date. That step may involve sales or purchases of listed or over-the-counter options or futures on Index components (including the underlying physical commodities) or listed or over-the-counter options, futures, or other instruments linked to the level of the Index components, the Index or the GSCI®, as well as other indices designed to track the performance of the Index or other components of the commodities market.

The hedging activity discussed above may adversely affect the value of the Index and, as a consequence, the market value of the Securities from time to time and the amount payable at maturity or upon redemption. See “Risk Factors” in this pricing supplement for a discussion of possible adverse effects related to our hedging activities.

CAPITALIZATION OF BARCLAYS BANK PLC

The following table sets out the authorized and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at June 30, 2005. The information has been prepared in accordance with International Financial Reporting Standards (IFRS).

As at
June 30, 2005

‘000
Share capital of Barclays Bank PLC
Authorized ordinary share capital – shares of £1 each	3,000,000
Authorized preference share capital – shares of £100 each	400
Authorized preference share capital – shares of £1 each	1
Authorized preference share capital – shares of U.S.$100 each	400
Authorized preference share capital – shares of U.S.$0.25 each	80,000
Authorized preference share capital – shares of €100 each	400

Ordinary shares – issued and fully paid shares of £1 each	2,311,361
Preference shares – issued and fully paid shares of £100 each	75
Preference shares – issued and fully paid shares of £1 each	1
Preference shares – issued and fully paid shares of U.S.$100 each	100
Preference shares – issued and fully paid shares of U.S.$0.25 each	—
Preference shares – issued and fully paid shares of €100 each	240

Group total shareholders’ equity	£ million
Called up share capital	2,341
Share premium	8,786
Available for sale reserve	374
Cash flow hedging reserve	328
Other shareholders’ funds	2,551
Translation reserve	(35)
Retained earnings	7,479

Shareholders’ equity (excluding minority interests)	21,824
Minority interests	200

Total shareholders’ equity	22,024

Group indebtedness
Subordinated liabilities
Undated loan capital – non-convertible	4,366
Dated loan capital – convertible to preference shares	13
Dated loan capital – non-convertible	6,930
Debt securities in issue	93,328

Total indebtedness	104,637

Total capitalization and indebtedness	126,661

Group contingent liabilities
Acceptances and endorsements	271
Assets pledged as collateral security	35,703
Other contingent liabilities	8,503

Total contingent liabilities	44,477

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States tax considerations relating to the Securities. It does not purport to be a complete analysis of all tax considerations relating to the Securities. Prospective purchasers of the Securities should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Securities and receiving payments of interest, principal and/or other amounts under the Securities. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus. The following section is the opinion of Sullivan & Cromwell LLP, counsel to Barclays Bank PLC. It applies to you only if you are a U.S. holder (as defined below), you acquire your Security in the offering at the offering price and you hold your Security as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a partnership or other pass-through entity;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax adviser concerning the U.S. federal income tax and other tax consequences of your investment in the Securities in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This section describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Security and you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In the opinion of our counsel, Sullivan & Cromwell LLP, the Securities should be treated as a pre-paid contract with respect to the Index. The terms of the Securities require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat the Securities for all tax purposes in accordance with such characterization. If the Securities are so treated, you will recognize capital gain or loss upon the sale, redemption or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and your tax basis in the Securities. In general, your tax basis in your Securities will be equal to the price you paid for it. Capital gain of a noncorporate United States holder that is recognized in a taxable year beginning before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held more than one year.

No statutory, judicial or administrative authority directly discusses how your Securities should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in the Securities are highly uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax adviser in determining the tax consequences of an investment in your Securities in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your Security should be treated for United States federal income tax purposes. Therefore, other treatments would also be possible and the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, it would be possible to treat your Security, and the Internal Revenue Service might assert that your Security should be treated, as a debt instrument subject to the special tax rules governing contingent debt instruments. If the Securities are so treated, you would be required to accrue interest income over the term of your Securities based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Securities. You would recognize gain or loss upon the sale, redemption or maturity of your Securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Securities. In general, your adjusted basis in your Securities would be equal to the amount you paid for your Securities, increased by the amount of interest you previously accrued with respect to your Securities. Any gain you recognize upon the sale, redemption or maturity of your Securities would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your Securities, and thereafter, would be capital loss.

If the Securities are treated as a contingent debt instrument and you purchase your Securities in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the Securities, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in Treasury Regulations governing contingent debt instruments. Accordingly, if you purchase your Securities in the secondary market, you should consult your tax adviser as to the possible application of such rules to you.

Backup Withholding and Information Reporting

Please see the discussion “Tax Considerations –United States Taxation – U.S. Holders – Backup Withholding and Information Reporting” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your Securities.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Securities will be made against payment on or about either the third or the fifth business day following the date of the final pricing supplement relating to the Securities (such settlement cycle being referred to as “T+3” or “T+5”, as the case may be). We will specify whether we expect the Securities to initially settle in T+3 or T+5 in the final pricing supplement. Under Rule 15cb-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, if delivery of the Securities is to be made on T+5, purchasers who wish to trade Securities on the date of this pricing supplement or the next business day will be required, by virtue of the fact that the Securities initially settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own adviser.

Barclays Bank plc and Barclays Capital may retain the services of Barclays Global Investors Services, their affilliate and an NASD member, to promote the Securities and provide certain services relating to the Securities. Barclays Capital Inc. and Barclays Global Investors Services may receive all or a portion of the investor fee.

ANNEX A

NOTICE OF REDEMPTION

To: [ipathredemptions@barclayscapital.com]

Subject: iPath Notice of Redemption, CUSIP No. [ ]

[BODY OF EMAIL]

Name of holder: [ ]

Number of Securities to be redeemed: [ ]

Principal amount of Securities to be redeemed: [$ ]

Applicable Valuation Date: Thursday, [ ], 20[ ]

Contact Telephone #: [ ]

Acknowledgement: I acknowledge that the Securities specified above will not be redeemed unless all of the requirements specified in the pricing supplement dated               , 2005 relating to the Securities are satisfied.

A-1

ANNEX B

CONFIRMATION OF REDEMPTION

Dated:

Barclays Bank PLC

Barclays Bank PLC, as Calculation Agent

Dear Sirs:

          The undersigned holder of Barclays Bank PLC’s $                    Medium-Term Notes, Series A, iPathSM Index-Linked Securites due    , 2015 CUSIP No.    , redeemable for a cash amount based on the GSCI® Total Return Index (the “Securities”) hereby irrevocably elects to exercise, on the Redemption Date of ____________, with respect to the number of Securities indicated below, as of the date hereof, the redemption right as described in the pricing supplement dated    , 2005 (the “Pricing Supplement”) to the Prospectus Supplement dated September 6, 2005 and the Prospectus dated July 1, 2002 relating to the Securities. Terms not defined herein have the meanings given to such terms in the Pricing Supplement. Please date and acknowledge receipt of this confirmation in the place provided below on the date of receipt, and fax a copy to the fax number indicated.

          The undersigned certifies to you that (i) it is, or is duly authorized to act for, the beneficial owner of the principal amount of the Securities indicated below its signature (and attaches evidence of such ownership); and (ii) it will cause the Securities to be transferred to the trustee on the Redemption Date.

Very truly yours,

[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
Number of Securities surrendered for redemption:

(You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date.)

Receipt of the above Confirmation of Redemption is hereby acknowledged

BARCLAYS BANK PLC

Name:

Title:

Date and Time of Acknowledgment:

B-1

$
BARCLAYS BANK PLC
INDEX-LINKED NOTES DUE , 2015
LINKED TO THE GSCI® TOTAL RETURN INDEX™

PRICING SUPPLEMENT

, 2005
(TO PROSPECTUS DATED JULY 1, 2002 AND PROSPECTUS SUPPLEMENT DATED SEPTEMBER 6, 2005)

Barclays Capital

BGI-F-101-09005